Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(millions of dollars)
Earnings, as defined:
Net income	$1,957	$1,615	$1,639	$1,312	$1,281
Income taxes	532	327	450	368	397
Fixed charges included in the determination of net income, as below	1,025	899	859	799	732
Amortization of capitalized interest	21	17	15	12	11
Distributed income of equity method investees	74	69	124	175	104
Less: Equity in earnings of equity method investees	58	52	93	68	181
Total earnings, as defined	$3,551	$2,875	$2,994	$2,598	$2,344

Fixed charges, as defined:
Interest expense	$979	$849	$813	$762	$706
Rental interest factor	32	28	28	23	15
Allowance for borrowed funds used during construction	14	22	18	14	11
Fixed charges included in the determination of net income	1,025	899	859	799	732
Capitalized interest	75	88	55	40	18
Total fixed charges, as defined	$1,100	$987	$914	$839	$750

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.23	2.91	3.28	3.10	3.13
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.